Exhibit 99.1

Polyrizon Announces Successful Completion of Key Manufacturing Upscaling Milestone for Its Nasal Spray Platform

Ra’anana, Israel, Dec. 02, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company developing intranasal products based on its proprietary Capture & Contain (C&C) platform, today announced the successful completion of a major manufacturing upscaling milestone for its proprietary nasal-spray product platform. This achievement marks a critical step toward supporting upcoming clinical and regulatory activities, as well as potential commercial readiness in the future.

During the upscaling process, Polyrizon and its manufacturing partner successfully transitioned from small-batch laboratory production to a larger-scale, controlled manufacturing run designed to validate key parameters of PL-14 formulation. The milestone demonstrates that the PL-14 formulation can be reliably produced at increased batch volumes while maintaining high-quality specifications. The manufacturing process is set to support the clinical trial material (CTM) needed for Polyrizon’s clinical trial, which is expected to commence in 2026, offering high-quality and compliant production in line with USA and European regulatory standards.

“This successful batch production is a testament to the strength of our C&C technology and the expertise of our CDMO partner,” said Tomer Izraeli, CEO of Polyrizon. “The process validated our manufacturing strategy. With this batch in hand, we are energized and prepared to advance into next batches towards clinical trial material manufacturing, which we believe brings us one step closer to addressing the unmet needs in the nasal spray market.”

PL-14 is Polyrizon’s innovative intranasal protective spray designed to create a fast-acting, moisturizing barrier inside the nasal cavity, helping to trap, isolate, and neutralize airborne allergens before they reach the mucosa. Based on a proprietary bio-adhesive formulation developed by Polyrizon’s R&D team, PL-14 is engineered to provide extended protection, and offers a non-pharmacological solution for allergy sufferers in environments with high allergen exposure.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its upcoming clinical and regulatory activities, its potential commercial readiness in the future, the timing of its clinical trials, advancing into the next batches toward clinical trial material manufacturing and addressing the unmet needs in the nasal spray market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com